EXHIBIT 5.2

        UNDERTAKING TO SUBMIT PLAN TO THE INTERNAL REVENUE SERVICE

         The above-signed Registrant has submitted the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") and any amendment thereto to the Internal Revenue Service ("IRS") and will make any changes required by the IRS in order to qualify the Plan.